Exhibit l.

Re:   Travelers’ Variable Life Accumulator (File No. 333-96521)
         The Travelers Fund UL II for Variable Life Insurance

Dear Sir or Madam:

In my capacity as Actuary of The Travelers Life and Annuity Company, I have provided actuarial advice concerning Travelers’ Variable Life Accumulator product. I also provided actuarial advice concerning the preparation of the Registration Statement on Form N-6, File No. 333-96521 (the “Registration Statement”) for filing with the Securities and Exchange Commission under the Securities Act of 1933 in connection with the Policy. In my opinion:

             (1)   the illustrations of cash surrender value, cash values, death benefits, and/or any other values illustrated are consistent with the provisions of the Contract and the Depositor’s administrative procedures;

             (2)   the rate structure of the Contract has not been designed, and the assumptions for the illustrations (including sex, age, rating classification, and premium amount and payment schedule) have not been selected, so as to make the relationship between premiums and benefits, as shown in the illustrations, appear to be materially more favorable than for any other prospective purchaser with different assumptions; and

             (3)   the illustrations are based on commonly used rating classification and premium amounts and ages appropriate for the markets in which the Contract is sold.

I hereby consent to the use of this opinion as an exhibit to the Registration Statement.

Very truly yours,

/s/Lawrence N. Segal, FSA, MAAA
Actuary
Life Products

April 22, 2003